Vincent J. McGill	Direct Dial: (212) 561-3604
Partner	Email: VMcGill@EVW.com

January 6, 2012

Mr. John Reynolds
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:	Target Acquisitions I, Inc. Form 8-K and 8-K/A Filed September 30 and October 6, 2011 Form 10-K for the Fiscal Year Ended December 31, 2010 Filed May 10, 2011 File No. 000-53328

Dear Mr. Reynolds:

On behalf of our client, Target Acquisitions I, Inc., a Delaware corporation (the “Company”), I am submitting this letter in response to the Staff’s letter of comment dated November 2, 2011 on the Company’s Current Report on Form 8-K filed on September 30, 2011 and Form 8-K/A filed on October 6, 2011, each with respect to the acquisition of China Real Fortune Mining Limited.

Our responses below have been numbered to correspond to the Staff’s comments.  An amendment to the Form 8-K which responds to the Staff’s comments, together with a letter from the Company acknowledging responsibility for its filings under the Securities Exchange Act, have been filed contemporaneously with this letter.

Form 8-K/A Filed October 6, 2011

General

1.   You state on page two with regard to the information and statistics cited that you have obtained from research publications that you have not independently verified the information and investors should not unduly rely on it.  Please remove this statement, as such statement implies you are not responsible for the accuracy of the information you elect to include in your disclosure document.  In addition, add disclosure confirming that the company is responsible for all of the disclosure in the Form 8-K.

Response:  The statement referred to has been removed and a new statement has been added confirming the Company’s responsibility for the accuracy of the information in the Report.

2.   In several instances it appears your disclosure implies that you are currently a mineral exploration, development, or production company.  However, on page 18 of your disclosure, you state that you do not have a mining permit and the property that you propose to mine must be competitively bid.  Please revise your disclosure to clarify that you are currently a mineral processing company and that you do not have any contractual agreements in place giving you the authority to perform exploration or mining activities.

Mr. John Reynolds
Securities and Exchange Commission
January 6, 2012
Page -2-

Response:  The disclosure has been revised to state that the Company is a mineral processing company.  In several instances, disclosure has been added to indicate that the Company does not have any mineral rights, to describe the source of the ore processed to date and to warn the reader that in the absence of mineral rights or the ability to purchase ores from third parties, the business of the Company will be materially adversely affected.

Description of Business, page 2

Business Overview, page 2

3.   Please revise your disclosure to explain how the VIE structure allows you to avoid any question as to whether China Jinxin is subject to foreign ownership restrictions.  Also, explain how such disclosure is consistent with the last risk factor on page 38.

Response:  The disclosure under this heading was revised to explain why the VIE structure was chosen and why the Company believes it avoids questions as to whether China Jinxin is subject to foreign ownership restrictions.

4.   Please revise your disclosure to provide the basis for your belief that the VIE structure will allow you to control and operate the business of China Jinxin.  Provide a more detailed discussion of the VIE agreements and how they result in the control of China Jinxin.

Response:  The discussion of the VIE Agreements has been modified to note that WFOE has complete control over the affairs of China Jinxin though the right to operate its affairs and the right to exercise all rights held by the shareholders of China Jinxin.

5.   Please revise your disclosure here and elsewhere as appropriate to clearly describe the regulatory regime that made it more feasible for the Company to use the VIE arrangement.

Response:   See response to comment 3 above

6.   Please revise your disclosure here and elsewhere as appropriate to explain who currently owns the Zhuolu Mine and/or who currently has the right to extract iron ore from the mine.  Clarify how you obtain the iron ore that you then process.

Response:   The disclosure has been modified under this heading and throughout the Report to state that the Zhoulu Mine is currently owned by the government and that the Company has not been granted rights to extract ore from the Zhuolu Mine.  Details as to the method whereby the right to mine will be transferred from the government to an operating entity have also been added to the disclosure.

Mr. John Reynolds
Securities and Exchange Commission
January 6, 2012
Page -3-

Acquisition of Real Fortune BVI, page 3

7.   We note your short descriptions of your VIE agreements on page four.  Please revise to provide a description of all of the material terms of these agreements, including a discussion of any consideration provided to the shareholders of China Jinxin for entering into the VIE agreements.

Response:  We have revised the discussion of the VIE agreements to include all material terms of those agreements. No consideration was provided to the shareholders of China Jinxin for entering into the VIE agreements.

8.   We note that Exhibit 10.4 reflects that Jiazhen Liu held 47% of the shares in China Jinxin prior to the equity pledge agreement and other related agreements that form the VIE structure.  Please explain how Mr. Liu’s interest in the total company was reduced from this 47% to the 7.6% reflected in the beneficial ownership table when the assets of the combined company are almost entirely in China Jinxin.

Response:  Ms. Jiazhen Liu determined to reduce her holdings and sold portions of her shares to various individuals in private transactions in China.

9.   We also note that the purchase option agreement filed as exhibit 10.3 only relates to a shareholder who controls 21.87% of the shares. Please file each agreement or revise the disclosure to reflect the limited purchase right.

Response:  Each agreement has been filed.

Our Industry, page 6

Introduction to iron ore, page 6

10. We note the extensive use of graphs, charts and statistics in this section.  Please revise to provide the sources of your industry statistics, including date(s) of publication, title(s), author(s), whether they are available publicly and website addresses, if available, to which investors can refer to obtain this information.  Please provide us supplementally with copies of the source materials.

Response:  The graphs, charts and statistics included in the report were obtained from various sources available on the internet which in turn refer to the “Hatch Report” and other source materials. Hatch, an experienced consultant in the metals and mining industry, has been engaged by various third parties to prepare reports on the iron industry.  Two links to sources available on the internet have been included in the Report under the “Special Note Regarding Forward Looking Statements” and a copy of one such source has been provided to the Staff as an Exhibit to this letter.

Mr. John Reynolds
Securities and Exchange Commission
January 6, 2012
Page -4-
Our production facilities, page 11

11. We note that the water permit and temporary manufacturing license for mineral production expire at the end of 2011.  Please revise your disclosure to indicate your plans to renew these and any other expiring permits and licenses.  Discuss the renewal process and the estimated timing for obtaining any renewals.

Response:  The disclosure has been modified to reflect the receipt of a new water permit and the new temporary manufacturing license.

Description of Property, page 13

12. Please revise your disclosure to clarify how you were able to build your production facilities if the land was not state-owned during the period of construction and at the time the lease was entered into.  Does this impact the validity of the lease?

Response:  The disclosure under this heading and other headings that concern the Company’s property has been expanded to include the implications resulting from the fact that the land was not state owned at the time the Company constructed its facilities.

13. We note that the ownership of almost all of the total area of the houses terminated in
2009.  Clarify what the houses were used for and whether this has or is expected to impact your operations.

Response:  The disclosure under this heading has been expanded to state what the houses have been used for and the fact that lease pertaining to the land on which portions of the houses have been built have expired and the implications of such expiration.

Our Products, page 13

14. Please revise your disclosure to explain how long the iron ore displaced during the construction of your facilities on the Zhuolu Mine will last. If appropriate, make it clear throughout your disclosure that you currently do not have the rights to any additional iron ore from the Zhuolu Mine.

Response:  The disclosure under this heading has been modified to state that the Company currently is mining and processing the iron ore on Zhuolu Mine without any mining rights.

Employees, page 15

15. Please disclose the number of full time employees, in addition to the total number of employees, as required by Item 101(h)(4)(xii) of Regulation S-K.

Mr. John Reynolds
Securities and Exchange Commission
January 6, 2012
Page -5-

Response:  The disclosure has been amended to clearly state the number of full-time employees.

Competition, page 16

16. Please clarify your competitive position in your industry, as required by Item 101(h)(4)(iv) of Regulation S-K.

Response:  The disclosure regarding the Company’s competitive position has been modified to indicate that the Company is an early stage Company which will be competing against better capitalized companies.

Mining Rights page 18

17. Until you have a contractual agreement in place that will allow you to perform mineral exploration, development, or production activities, please remove all property description disclosure, including the reserves, regarding the Zhuolu Mine.

Response:  Descriptions of the Zhuolu Mine have been deleted.

18. We note you disclose that you have not obtained any mining permits to date.  In all places throughout your filing in which you refer to a mine or mining activities, please also disclose that you have no mining activities or rights at this time and that all discussions of mines or mining activities relate to planned future activities for which you have not yet obtained a permit.  Please ensure that the context of your disclosure does not imply that you have a mine, a right to mine or reserves.

Response:  The disclosure throughout the Report has been revised to indicate that the Company currently has no right to extract ore but nevertheless is extracting ore from the Zhuolu Mine.  Risks and disclaimers have been added to disclose the potential negative effects on the Company and its business.

Government Regulation, page 19

Regulations Relating to Exploitation and Mineral Rights, page 19

19. You indicate that mineral processing projects belong to the category of encouraged foreign investment industries.  In light of this, please explain why you were structured to avoid foreign ownership restrictions, as discussed on page two and elsewhere.

Response:  The discussion under this heading has been modified and expanded to include the reasons the owners of China Jinxin chose to use the VIE structure instead of direct ownership.

Regulations Relating to Mining Safety, page 21

Mr. John Reynolds
Securities and Exchange Commission
January 6, 2012
Page -6-

20. Please revise the disclosure to explain the meaning of the phrase “trial production phase” on page 22.

Response:  The phrase has been deleted.

Risk Factors, page 26

General

We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions:

How do you maintain your books and records and prepare your financial statements?

21. If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

Response:  The Company’s operating subsidiaries in China maintain their books and records in accordance with accounting standards generally accepted in the People’s Republic of China (“PRC GAAP”). The financial statements of these subsidiaries are converted to U.S. GAAP for financial statement reporting purposes on a quarterly basis. The Company provides its internally generated financial statements and related supporting schedules prepared under PRC GAAP in Renminbi Yuan (“RMB”) to the Company’s contracted U.S. certified public accountant (the “Company CPA”), who is unrelated to the Company’s independent registered public accounting firm, for conversion and consolidation. The Company’s CPA prepares the Company’s consolidated financial statements and footnotes under U.S. GAAP in U.S. dollars by: (i) adjusting and converting entries for the purpose of converting the financial statements from PRC GAAP to U.S. GAAP, which conversion process includes, but is not limited to, the proper accounting for foreign currency translation and transactions in accordance with ASC Topic 830; (ii) preparing consolidated financial statements worksheets and related schedules; and (iii) preparing footnote disclosures with related schedules and worksheets to support the financial statements. The Company’s auditor reviews and audits the consolidated financial statements, with the Company’s CPA answering any questions raised by management or the auditor and posting additional review and audit entries from the auditor, if necessary.

22. If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting.  Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

Mr. John Reynolds
Securities and Exchange Commission
January 6, 2012
Page -7-

Response:  We maintain our books and records in accordance with PRC GAAP. As noted above these financial statements are converted to US GAAP on a quarterly basis. The Company’s accounting staff and outside auditor use the PPC Disclosure Checklist as guidance to ensure that all necessary and appropriate adjustments are made in accomplishing the adjustments and conversions.

What is the background of the people involved in your financial reporting?

23. We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations.  Do not identify people by name, but for each person, please tell us:

a)	what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;
b)	what relevant education and ongoing training he or she has had relating to U.S. GAAP;
c)	the nature of his or her contractual or other relationship to you;
d)	whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and
e)
about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

Response:  The Company’s personnel who are primarily responsible for preparing and supervising the preparation of the Company’s financial statements and evaluating the effectiveness of internal controls are listed below. All of the listed financial personnel are full time employees of the Company under labor contracts standard for PRC domestic enterprises.

Chief Financial Officer

Our Chief Financial officer has been the CFO of Zhuolu Jinxin Mining Co., Ltd. since 2010.  The CFO is responsible for reviewing the financial reports under U.S. GAAP, supervising the financial activities of the Company and designing and supervising the design of internal control over financial reporting. The CFO ensures that the financial statements, and other financial information, filed by the Company fairly present in all material respects the financial condition, results of operations and cash flows of the Company.  From 2007 to 2009, our CFO was an independent financial consultant. As an independent consultant, he assisted various companies in establishing internal control systems and improving their organizational structure and corporate accounting systems. From 1995 to 2006, our CFO was a financial manager in Shenzhen Xindawei Printing Co., Ltd. Our CFO graduated from Zhongnan University of Economics in 1987 with a degree in Accounting.

Finance and Accounting Manager

Mr. John Reynolds
Securities and Exchange Commission
January 6, 2012
Page -8-

Our Finance and Accounting Manager supervises our accounting department and is responsible for preparing financial reports in accordance with Chinese GAAP, organizing the accounting adjustments and supervising accountants. Prior to joining the Company, our Finance and Accounting Manager served as the finance and administrative manager from 1983 to 2007 in the Zhuolu County Food Bureau. Our Finance and Accounting Manager has limited relevant education and training in U.S. GAAP and limited experience in preparing financial statements in accordance with U.S. GAAP, but has extensive education and training in PRC GAAP and extensive experience preparing financial statements prepared in accordance with PRC GAAP, with a diploma in accounting.

Accounting Assistants

We have two accounting assistants:

One accounting assistant is responsible for making payments or receiving cash according to verified vouchers and balancing and reconciling accounts and bank transactions in compliance with PRC GAAP. This accounting assistant served as an accountant from 1987 to 2007 in multiple local companies.

 Our other accounting assistant is responsible for accounts receivable and accounts payable, and the verification and control over such accounts, and daily control on expected revenues.

Both of our accounting assistants have limited relevant education and training in U.S. GAAP and limited experience in preparing financial statements in accordance with U.S. GAAP, but have relevant training in PRC GAAP and experience preparing financial statements prepared in accordance with PRC GAAP.

24.      If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

a) the name and address of the accounting firm or organization;
b) the qualifications of their employees who perform the services for your company;
c) how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
d) how many hours they spent last year performing these services for you; and

e)  the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Response:  The Company retains a U.S. certified public accountant, Diligency Accountancy Corporation (“Diligency”), to convert its PRC GAAP financial statements into U.S. GAAP financial statements and assist with its financial disclosures.

Mr. John Reynolds
Securities and Exchange Commission
January 6, 2012
Page -9-

•	Name and Address: Diligency Accountancy Corp, Certified Public Accountant; 32 S Almansor St., Alhambra, CA 91801.

•	Qualifications and Personnel: Ms. Yvonne Zhang, a U.S. CPA licensed in the State of California, is responsible for preparing the Company’s U.S. GAAP financial statements.

•
Reasons for Qualification: Ms. Zhang is a CPA with 10 years of experience working in various U.S. accounting firms supervising, planning and performing financial statement audits and reviews for both SEC reporting and private companies; preparing financial statement compilations and related footnote disclosures and special reports; and preparing corporate, partnership and personal income tax returns. Ms. Zhang has a strong background in accounting systems and financial operations reporting in a variety of industries including clean technology, manufacturing, mining, trading, high technology, professional services, real estate investments, foods, entertainment and shipping. Ms. Zhang has traveled extensively in mainland China to lead audit teams conducting SEC financial statement audits for U.S. publicly traded companies with operating subsidiaries located in China. In addition, she has experience performing CFO duties for a U.S. publicly traded company with primarily China-based operations, where she supervised and trained the PRC accounting staff in U.S. GAAP. Ms Zhang’s professional designations include Member of the AICPA and Member of the Institute of Management Accountants.

•
Hours Spent Performing Company’s Work: Ms. Zhang was retained in May 2011, and spent approximately 80-90 hours on the preparation of our annual financial statements for the years ended December 31, 2010 and 2009; and 40–50 hours on our financial statements for the six and three months ended June 30, 2011 and 2010.

•	The Company paid $15,000 to Diligency Accountancy Corp in connection with the preparation of the Company’s financial statements described above.

25.           If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

a)	why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
b)	how many hours they spent last year performing these services for you; and
c)
the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Mr. John Reynolds
Securities and Exchange Commission
January 6, 2012
Page -10-

Response:  The Company does not retain individuals who are not its employees and are not employed by an accounting firm or other similar organization to prepare its financial statements or evaluate its internal control over financial reporting.

26. It appears you do not have an audit committee.  If you do not have a separately created audit committee, please describe the extent of the Board of Directors’ knowledge of U.S. GAAP and internal control over financial reporting.  If you do have an audit committee, please describe the extent of the audit committee’s U.S. GAAP knowledge.

Response:  Disclosure responsive to this comment has been added to the first Risk Factor under the subheading “Risks Relating to Our Common Stock and Our Status as a Public Company.”

“We have not yet obtained the necessary permits to mine…”, page 26

“We have not yet obtained all the necessary permits to operate our production facilities.”, page 26

27. Please expand your risk factors to address how a failure to obtain the required permits will impact your production facility, financial statements and business plans.

Response:   This Risk Factor and the succeeding Risk Factor have been expanded to address the impact that would result from the failure to obtain the required permits.

We do not have the land use rights to the property upon which our mine is located, page 27

28. Please revise your disclosure here and elsewhere as appropriate to clarify the reference to “your mine” given that it appears that you do not own the land upon which the Zhuolu Mine is located and that you currently do not have the right to extract iron ore from the mine.

Response:  The disclosure throughout the Report has been modified to eliminate references to the Company’s mine and to state that the Company currently does not have any rights to extract any minerals.

Risks Relating to the VIE agreements, page 38

The PRC government may determine…, page 38

29. Please clarify the reference to your “steel production business” here and elsewhere in the risk factor section.

Response:  All references to the steel production business have been revised as requested.

Mr. John Reynolds
Securities and Exchange Commission
January 6, 2012
Page -11-

Management’s Discussion and Analysis of Financial Condition and Results Of Operations, page 43

30. The Management’s Discussion and Analysis section is one of the most critical aspects of your disclosure.  Therefore, we request that you revise this section to provide a more detailed executive overview to discuss the events, trends, and uncertainties that management views as most critical to your future revenues, financial position, liquidity, plan of operations, and results of operations, to the extent known and foreseeable.  To assist you in this regard, please refer to the Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, Release Nos. 33-8350 (December 19, 2003) at http://www.sec.gov/rules/interp/33-8350.htm.  This guidance is intended to elicit more meaningful disclosure in MD&A in a number of areas, including the overall presentation and focus of MD&A, with general emphasis on the discussion and analysis of known trends, demands, commitments, events and uncertainties, and specific guidance on disclosures about liquidity, capital resources, and critical accounting.

Response:  The MD&A has been modified in accordance with the request to more clearly present the current state of the business as well as the events, trends and uncertainties critical to the future operations of the Company.

Results of Operations, page 44

Sales, page 45

31. Please expand your disclosure here and throughout your results of operations for all periods, where applicable, to provide a narrative discussion of the extent to which changes in sales are attributable to changes in prices or to changes in the volume. Please quantify these changes.  See Item 303(a)(3)(iii) of Regulation S-K.

Response:  The discussion has been expanded to quantify the extent to which changes in sales result from volume as opposed to price changes.

32. Please provide the basis for your belief that you will receive the first mining rights within the next year.

Response:  The statement to the effect that we will obtain the mining rights to the Zhuolu Mine has been deleted.  Nevertheless, the Company wishes to advise the staff that the Zhuolu county government has engaged the Hebei Province Institute of Geological Survey (“the Institute”), an independent state-owned authorized geological survey entity, to carry out a geological survey on the Zhuolu Mine. The Institute obtained survey approval from the State Department of Land and Resources of Hebei Province and in May 2011 issued its Geological Evaluation Report (the “Report”) to the Department of Land and Resources of Hebei. The Zhuolu county government has applied to the State Department of Land and Resources of Hebei for a grant of a mining permit for the Zhuolu Mine (“Mining Rights”). The State of Land and Resources of Heibei evaluated the Report and issued an opinion letter and a certificate of the registration of Mineral Resources in October 2011. The Zhuolu county government expects to receive a grant of the Mining Rights within one year. Once the Mining Rights are granted by the Province, the Zhuolu county government will assign the Mining Rights to outside mining and exploration companies through public bidding.  The Company will make every reasonable effort to win the bid.  If it would fail to win the bid, it is likely that the winning bidder will sell its output to the Company for processing as the location of the Company’s facilities gives the Company a cost advantage over other remote iron ore processors.

Mr. John Reynolds
Securities and Exchange Commission
January 6, 2012
Page -12-

33. Please discuss in greater detail the government restrictions that resulted in your ceasing production from September 2010 to March 2011 both in this section and the business section. Discuss the impact future restrictions could have upon your proposed operations.

Response:  The requested discussion has been added under the heading “Sales” in this Section and under the heading “Suppliers“ in the Business Section.

Cost of Goods Sold, page 45

Operating Expenses, page 45

34. We note you cite various factors that contributed to material changes in your costs of goods sold and operating expenses from period to period.  Please expand your disclosure here and throughout your results of operations for all periods, where applicable, to identify and quantify the extent of contribution of each factor and also discuss the underlying material trends driving those changes as well as your expectations and uncertainties for the future.  Refer to Instruction 4 to Item 303(a) of Regulation S-K and SEC Release 33-8350.

Response:  Additional disclosure has been added under the headings Cost of Goods Sold and Operating Expenses in response to this comment.

Liquidity and Capital Resources, page 46

35. Considering your cash balance of $176,041 at June 30, 2011 and your lack of permits to mine, please expand your disclosure of liquidity here and throughout your management’s discussion and analysis, as applicable, to indicate how you intend to fund your operations and satisfy your obligations over the next year.  Please ensure to include a discussion of the capital resources needed to execute your business plan and pay planned capital expenditures and the ramifications to your operations if such plans are not realized.

Refer to Items 303(a)(1) and 303(a)(2) of Regulation S-K and SEC Release 33-8350.

Response:  The discussion under this section has been expanded to emphasize the need to obtain iron ore to continue to utilize the Company’s production facilities.  In addition, language has been added emphasizing the need to obtain capital to achieve the Company’s long term business plan and the possible need to obtain cash to maintain its facilities in the short run should the Company run out of ore to process.

Mr. John Reynolds
Securities and Exchange Commission
January 6, 2012
Page -13-

36. Please disclose the material terms of all your material loan or credit agreements, and file them as exhibits.

Response:  The Company has no material loan agreements.  The terms of the Company’s credit agreements have been summarized under the heading “Net cash provided by (used in) financing activities.”  The credit agreements have been filed as exhibits.

Contractual Obligations, page 48

37. We note you reference a summary table of contractual obligations which does not appear to have been included in your filing. Please either include the referenced table or modify your disclosure to remove the reference.

Response:  The referenced table has been added.

Directors and Executive Officers, page 52

38. Please provide the business experience of Mr. Zhu for the past five years as required by Item 401(e) or Regulation S-K.

Response:  The requested information has been provided.

39. Please identify your directors and provide the disclosure required by Item 401(e) of Regulation S-K by briefly discussing the specific experience, qualifications, attributes or skills that led to the conclusion that the individual(s) should serve as a director in light of the registrant’s business and structure.

Response:  The directors have been identified and their attributes that led to the conclusion that they should serve as directors have been identified.

Executive Compensation, page 53

40. Given your status as a public company, please revise to address the extent to which and how your compensation policies are anticipated to change.

Response:  The Company has no current plans to change its compensation policies.  Nevertheless, in response to this comment, disclosure has been added under the subheading “Compensation of Directors” to the effect that the Company may adopt new compensation policies in the future.

Mr. John Reynolds
Securities and Exchange Commission
January 6, 2012
Page -14-

Certain Relationships And Related Transactions, And Director Independence, page 54

Transactions with Related Persons, page 54

41. Please revise the disclosure to explain how the individuals listed in the table on page 55 are related parties.

Response: The requested information has been added below the table under the subheading “Transactions with Related Persons.”

42. Please provide the disclosure required by Item 404(a)(5) of Regulation S-K for each debt transaction.

Response: The disclosure required by Item 404(a)(5) of Regulation S-K has been added for each debt transaction in response to this comment.

43. Please disclose the related parties that were involved in the VIE agreements and the nature of their interest in this transaction.

Response:   The shareholders of China Jinxin have been identified.  None of the shareholders have any interest in the transaction other than that each of them was to be issued shares in Real Fortune BVI, certain of them may be entitled to salary or other compensation for services rendered and certain of them have made loans or advances to China Jinxin as disclosed under this heading. As noted above, certain shareholders have determined to sell all or portions of their shares in Real Fortune BVI to third parties.

44. Please clarify whether the debt of China Jinxin to certain related parties is the same as the information presented in the table on page 55.

Response:  The Company confirms that the debt of China Jinxin to certain related parties is the same as the information presented in the table on page 55.

Security Ownership of Certain Beneficial Owners and Management, page 55

45. Please disclose the address for each beneficial owner listed in the table.  The company’s address is generally only appropriate for officers and directors of the company.

Response:  The addresses have been disclosed.

Changes in Control, page 56

46. Please identify the client of Mr. McGill.

Mr. John Reynolds
Securities and Exchange Commission
January 6, 2012
Page -15-

Response:  Mr. McGill’s client has been identified.

Description of Securities, page 57

47. We note your disclosure that “[a]ll of the issued and outstanding shares of our common stock are duly authorized, validly issued, fully paid and non-assessable.”  Please remove the statement or attribute the statement to counsel and file the opinion as an exhibit.  The statement is a legal conclusion, which the company is not able to make.

Response:    The statement has been removed.

Recent Sales of Unregistered Shares, page 59

48. Please revise your disclosure to identify the former shareholders of China Real Fortune Mining Limited and identify Ms. Song, or advise.

Response:   The disclosure under this heading has been substantially revised.

49. Please revise to provide the facts relied upon to make the exemption available for your issuance of 8,000,000 shares of common stock, as required by Item 701(d) of Regulation S.  You reference exemptions under Regulation S, but do not provide sufficient facts to support your reliance upon this exemption.

Response:  The requested facts have been added.

Financial Statements for Fiscal Years Ended December 31, 2010 and 2009

Notes to Financial Statements

Note 2 – Summary of Significant Accounting Policies

Asset Retirement Cost and Obligation, page F-8

50. We note you have capitalized certain costs (“asset retirement cost, net”) relating to a mining operation for which you neither have reserves or the permit to extract ore.  In relation to those capitalized costs, please address the following:

•
Please tell us your basis for amortizing your capitalized costs over the 7,881,330 tons of “saleable reserves” for which you have not yet obtained the legal right to mine. Please tell us why you considered this a suitable basis for amortization.

•
Please tell us your basis for capitalizing these costs as a stand-alone asset instead of as part of a related asset.  Refer to FASB ASC 410-20-25-5.  Please tell us whether you considered expensing these costs during the period in which the corresponding liability was recognized.

Mr. John Reynolds
Securities and Exchange Commission
January 6, 2012
Page -16-

•
Since it appears these capitalized costs do not relate to any of your recognized assets, but instead resulted from the recognition of either an environmental obligation or a contingency, please tell us whether you considered your obligation within the scope of FASB ASC 410-30 (for environmental obligations) or FASB ASC 450-20 (for loss contingencies).

•	Modify your disclosures in Note 9 – Asset Retirement Cost and Obligation on F-12, as applicable, based on changes made as a result of the points above.

Mr. John Reynolds
Securities and Exchange Commission
January 6, 2012
Page -17-

Response: As indicated in the notes to the financial statements, the Company is currently negotiating with the local land bureau to obtain the rights to mine in the geographical location where its production facilities are located. Pending the final contract, the Company accrued the cost of mining rights based on the quantity of ore extracted. The Company used $0.37 (RMB 2.4 per ton) based on a royalty rate prescribed by the local authority based on purity of ore in the subject mines. If the rate per ton of ore changes when the contract is finalized, the Company will account for the change prospectively as a change in accounting estimate.

Because the Company has not obtained the permit to mine, it has not recorded an amount  as a mining right. Based on substance over form, the Company does not believe the obligation should be accounted as a loss contingency per FASB ASC 450-20.

Note 9 has been revised in response to this comment.

Note 12 – Income Taxes, page F-13

51. Please expand your disclosure to include the components of your net deferred tax asset or liability balance, including any valuation allowance balance, as of December 31, 2010 and 2009.  Please also disclose the amounts and expiration dates of operating loss and tax credit carryforwards.  Refer to FASB ASC 740-10-50-2 and 50-3.

Response:  The requested disclosure has been added to the Note.

Financial Statements for the Six Months Ended June 30, 2011

General

52. Please amend your Form 8-K to include Real Fortune BVI’s interim financial statements as of and for the nine-month interim period ended September 30, 2011, including comparable periods for the nine-month period ended September 30, 2010 and related pro forma financial statements.  Refer to Exchange Act Rules 13a-1 and 13a-13.

Response:  Real Fortune BVI’s interim financial statements as of and for the nine-month interim period ended September 30, 2011 and 2010, and related pro forma financial statements have been included in the amendment.

53. To the extent any of our other comments on your annual financial statements are also applicable to your interim financial statements, please modify the disclosure in your interim financial statements accordingly.

Mr. John Reynolds
Securities and Exchange Commission
January 6, 2012
Page -18-

Response:  All financial statements will be revised to the extent comments are applicable.

Note 1 – Organization and Description of Business, page F-19

54. We note you have concluded the acquisitions between Real Fortune BVI, Real Fortune HK, China Tongda and China Jinxin were acquisitions between entities under common control.  Please tell us, and revise your disclosure as appropriate to disclose, the basis for your conclusion by identifying the timing of each transaction, the owners or founders of each of these entities prior to obtaining control of each entity’s respective subsidiary, and tell us the nature of the relationships between these parties that establishes common control.

Response:  Zhangjiakou Tongda Mining Technologies Service Co., Ltd ("China Tongda" or “WFOE”) is a wholly foreign-owned entity formed under the laws of the PRC on August 17, 2010 with registered capital of HK$1 million (US$128,700). Upon formation it was 100% owned by Real Fortune Holding Limited (“Real Fortune HK”), a company incorporated and registered in Hong Kong on April 23, 2010 with registered capital of HK$1 for one outstanding share.

Real Fortune HK was purchased by Changkui Zhu (CEO, shareholder and Director of Real Fortune BVI) on July 16, 2010 for HK$1, and Changkui Zhu then subscribed for an additional 9,999 shares for HK$9,999, and sold the 10,000 shares to China Real Fortune Mining Limited (“Real Fortune BVI”) on April 14, 2011 for HK$10,000.

Accordingly, as of April 14, 2011, Real Fortune HK was 100% owned by Real Fortune BVI, a Company incorporated in British Virgin Islands on September 13, 2010.

On May 9, 2011, China Jinxin and its shareholders entered into a series of agreements, including Management Entrustment Agreement, Exclusive Purchase Option Agreement and Equity Pledge Agreement with China Tongda.  As a result of these agreements, China Tongda is considered the primary beneficiary of China Jinxin, and China Tongda can consolidate the results of operations of China Jinxin, as China Tongda contractually controls the management of China Jinxin and China Jinxin was granted an irrevocable proxy to China Tongda or its designee as defined by FASB Interpretation No. 46R, “Consolidation of Variable Interest Entities” (“FIN 46R”), included in ASC Topic 810, Consolidation, an Interpretation of Accounting Research Bulletin No. 51, which requires certain VIEs to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.

The acquisitions between Real Fortune BVI, Real Fortune HK and China Tongda were not acquisitions under common control given the facts that all of these companies are newly incorporated with the ownership structured described above, these companies had no business activities and only severed the purpose of serving as a holding company. There was no acquisition between Tongda and China Jinxin, but the establishment of the VIE relationship under ASC 810 as described above.

Mr. John Reynolds
Securities and Exchange Commission
January 6, 2012
Page -19-

Note 6 – Advance from Related Party, page F-26

55. Please expand your disclosure to indicate how the December 31, 2010 balance of $4,677,850 of advances from related parties was settled during the 2011 interim period.

Response: The disclosure in Note 6 has been revised to indicate the December 31, 2010 balance of $4,677,850 of advances from related parties was repaid during 2011from the proceeds of shareholders’ additional capital contribution made in 2011.

Exhibits

56. We note that the share exchange agreement, the management entrustment agreement and other agreements do not appear to be execution copies showing who signed on behalf of the entities.  Please revise or advise.  Also, remove references to the forms of these agreements, as you should file the actual executed agreements.

Response:  The requested agreements have been filed.

57. Please file all material exhibits, schedules and/or attachments to the share exchange agreement.  This would appear to include Table 1, the Company Schedule of material contracts, and Schedule 8.01.

Response:   The requested materials have been filed.

58. Please file exhibit 10.3 in its entirety.  We note that it is missing exhibits, schedules and/or attachments to the exhibit.

Response:  The exhibit has been filed in its entirety.

Form 10-K for the Fiscal Year Ended December 31, 2010

Signatures

59. We note that you did not identify a chief accounting officer or controller on the signature page.  In future Form 10-Ks, please confirm you will include the signature of your chief accounting officer or controller.  See General Instruction D(2)(a) of Form 10-K.

Response:  In future Form 10-Ks the Company will identify a chief accounting officer or controller on the signature page.

Mr. John Reynolds
Securities and Exchange Commission
January 6, 2012
Page -20-

Please direct any comments you may have to me at the number set forth above, or in my absence to Mark Orenstein at 212 561-3638, or by fax at 212 779-9928.

Very truly yours,

/s/ Vincent J. McGill
Vincent J. McGill

cc: James Giugliano
      Brian K. Bhandari
      Ronald Alper
      Pamela Howell

INDUSTRY OVERVIEW

Please note that Hatch, an experienced consultant in the metals and mining industry, has been engaged to prepare an iron ore industry report, for use in whole or in part in this document. Hatch prepared its report based on Hatch’s in-house database, independent third-party reports and publicly available data from reputable industry organisations. Where necessary, Hatch contacts companies operating in the industry to gather and synthesise information about market, prices and other relevant information. Hatch has assumed the completeness and accuracy of the information and data on which it relied. Hatch has provided part of the statistical and graphical information contained in this Industry Overview. Hatch has advised that (i) some information in the Hatch’s database is derived from estimates from industry sources or subjective judgments; and (ii) the information in the database of other mining data collection agencies may differ from the information in Hatch’s database.

We believe that the sources of the information in this section, which include both official government and non-official sources, are appropriate sources for such information and have taken reasonable care in extracting and reproducing such information. We have no reason to believe that such information is false or misleading or that any part has been omitted that would render such information false or misleading. The information has not been independently verified by us, the Joint Sponsors, the Joint Global Coordinators, the Joint Bookrunners, the Joint Lead Managers, the Underwriters, our or their affiliates or advisers or any other party involved in the Global Offering and no representation is given as to its accuracy, completeness or fairness.

SOURCE OF INFORMATION

Hatch Report

     Hatch, an experienced consultant in the mining & metals industry, has been engaged to provide the Hatch Report for use in whole or in part in this prospectus.

     The research and writing of the Hatch Report was a desktop exercise carried out by experienced Hatch professionals who have extensive knowledge of the iron ore sector. Hatch utilises its in-house database, independent third-party reports and publicly available data from reputable industry organisations to prepare the Hatch Report. Where necessary, Hatch’s researchers contact companies operating in the industry to gather and synthesize information about the market, prices and other relevant information.

     In preparation of its Hatch Report, Hatch has assumed the completeness and accuracy of the information and data that Hatch has relied on. Hatch has confirmed that it is not aware of anything which could possibly lead it to believe that this assumption is unfair, unreasonable or incomplete.

     Hatch operates at strict international standards of moral, legal and professional conduct. Hatch guards its reputation for independence and confidentiality with great care. Hatch has more than 15 years of project experience in the PRC and has successfully undertaken assignments on over 150 projects with a total capital value in excess of US$3.0 billion.

INDUSTRY OVERVIEW

This prospectus contains information extracted from the Hatch Report in sections such as ‘‘Summary’’, ‘‘Risk Factors’’, ‘‘Industry Overview’’, ‘‘Business’’ and ‘‘Financial Information’’.Wehave paid Hatch a total of RMB640,000 in fees for the preparation and update of the Hatch Report.

Others

We have not engaged WSA, UNCTAD, USGS, the NBSC, CISA, Tex Report, Mysteel or SBB when preparing data quoted in this document.

●
WSA is one of the largest industry associations in the world which represents approximately 170 steel producers (including 19 of the world’s 20 largest steel companies), national and regional steel industry associations, and steel research institutes.

●	UNCTAD is a permanent intergovernmental body that releases information in relation to international trade, foreign direct investment and commodities statistics.

●	USGS is a science organization that collects, monitors, analyses and provides scientific understandings on natural resources conditions, issues and problems.

●	The NBSC is an agency directly under the State Council that is in charge of statistics and economic accounting in China.

●	CISA is a non-profit national association representing the Chinese steel industry with a primary goal of serving as a liaison between the Chinese iron and steel industries and the PRC government.

●	Tex Report is a provider of information relating to iron ore, coal and ferro alloy manuals and traces the price movement of raw materials of steel production.

●
Mysteel is an independent organization focused on the iron and steel industry in China, which supplies various internet-related services to its users such as up-to-date steel industry information and news and enables access to a global community of steel producers and traders.

●	SBB is a global provider of information relating to steel news, prices, research and events.

     These sources are Independent Third Parties. Data from these sources were not commissioned by Hatch, our Company and/or the Controlling Shareholders.

INTRODUCTION TO IRON ORE

     Iron ore is the mineral substance from which metallic iron (Fe) can be economically extracted when heated in the presence of a reductant. Iron ore is the only known source of primary iron and more than 98% of iron ore products produced are used for iron and steel making. The most commonly found and subsequently most utilised types of iron ore are hematite and magnetite ores. Other iron ore types include limonite and siderite etc.

INDUSTRY OVERVIEW

     Iron ore products are graded as fines or lumps according to whether the majority of individual particles have diameter of less than 6.3 millimetres. Fines produced after dressing and preparation have to be agglomerated, either sintered or pelletised, before it can be used in an iron making blast furnace or a direct reduction furnace whilst lump ore is charged directly to a blast furnace.

     The two dominant agglomeration processes are sintering and pelletising. Iron ore fines are mainly agglomerated by sintering in China while, in other countries such as the USA, pelletising is more frequently used.

     Production of iron from iron ore can be done through one of three methods, namely, blast furnaces (e.g. BFI), direct reduction processes (e.g. DRI, HBI) or direct smelting process (e.g. COREX, HISmelt, and FINEX). The latter two are often grouped together and referred to as ‘‘alternative iron making’’ processes as they are relatively under-developed.

OVERVIEW OF THE IRON ORE INDUSTRY

Global Iron Ore Industry

Iron Ore Products Consumption

     According to World Steel Association (WSA) statistics, global BFI and DRI/HBI production increased from 619 Mt to 1,091 Mt between 2001 and 2010, reflecting a CAGR of 6.5%. World crude steel production increased from 851 Mt to 1,395 Mt between 2001 and 2010, reflecting a CAGR of 5.7%. In 2010, world BFI and DRI/HBI output were up by 13.9% and 6.5% year-on-year over 2009, respectively. Similarly, world crude steel output in 2010 was up by 14.5% compared to 2009. For the first half of 2011, world BFI and DRI/HBI production reached 578 Mt. World crude steel output was 758 Mt in the first half of 2011, up by 7.6% from the same period in 2010.

World BFI and DRI/HBI and Crude Steel Production 2001–1H2011

	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	1H2011
						(in Mt)

BFI and DRI/HBI production
— China	147	171	214	257	338	408	470	469	544	586	322
BFI and DRI/HBI production
— Rest of World	472	485	506	521	513	527	544	526	418	505	256

Total World	619	656	720	778	851	935	1,014	995	962	1,091	578

Crude Steel production
— China	151	182	222	280	353	423	489	500	568	627	351
Crude Steel production
— Rest of the world	700	722	748	788	786	828	856	826	651	768	397

Total World	851	904	970	1,068	1,139	1,251	1,345	1,326	1,219	1,395	758

Source: WSA

INDUSTRY OVERVIEW

     According to Hatch, world iron ore products apparent consumption (apparent iron ore products consumption = production + imports – exports) increased from 923 Mt in 2001 to 1,810 Mt in 2010, representing a CAGR of 7.8%.

World Apparent Iron Ore Products Consumption 2001–2010 (Unit: Mt)

     Source: United Nations Conference on Trade and Development (‘‘UNCTAD’’)

     China had the highest apparent iron ore products consumption in the world, accounting for more than 51.6% of the world total consumption in 2010. Other countries with high iron ore apparent products consumption include India, Japan, Russia and South Korea.

World Apparent Iron Ore Products Consumption by Country in 2010 (Unit: Mt)

	Apparent	%of
Country	Consumption	Total World

China	934	51.6%
Japan	134	7.4%
India	119	6.5%
Russia	91	5.0%
Brazil	64	3.5%
South Korea	56	3.1%
Ukraine	49	2.7%
USA	45	2.5%
Germany	43	2.4%
Iran	13	0.7%
Others	263	14.5%

Total World	1,810	100.0%

Source: UNCTAD

INDUSTRY OVERVIEW

Iron Ore Reserve

     Global iron ore resources and reserves are abundant. According to the U.S. Geography Survey (USGS), crude iron ore reserves are estimated to be at approximately 140 to 180 billion tons between 2001 and 2010, converting to iron content of approximately 73 to 87 billion tons. In 2010, global crude iron ore reserves were reported to be at approximately 180 billion tons.

     In 2010, crude iron ore reserves in Ukraine, Russia, China, Australia and Brazil collectively accounted for 72.8% of the world total iron ore reserves. The table below sets out the distribution of estimated crude iron ore reserves globally.

World Iron Ore Reserves by Country in 2010 (Unit: Mt)

	Crude Iron Ore		Iron Contained
		% of World		% of World
Country	Reserves	Total	Reserves	Total

Ukraine	30,000	16.7%	9,000	10.3%
Brazil	29,000	16.1%	16,000	18.4%
Russia	25,000	13.9%	14,000	16.1%
Australia	24,000	13.3%	15,000	17.2%
China	23,000	12.8%	7,200	8.3%
Kazakhstan	8,300	4.6%	3,300	3.8%
India	7,000	3.9%	4,500	5.2%
USA	6,900	3.8%	2,100	2.4%
Canada	6,300	3.5%	2,300	2.6%
Venezuela	4,000	2.2%	2,400	2.8%
Sweden	3,500	1.9%	2,200	2.5%
Iran	2,500	1.4%	1,400	1.6%
Mauritania	1,100	0.6%	700	0.8%
South Africa	1,000	0.6%	650	0.7%
Mexico	700	0.4%	400	0.5%
Other Countries	7,700	4.3%	5,850	6.8%

World Total	180,000	100.0%	87,000	100.0%

Source: USGS

     China accounted for approximately 12.8% of the world total crude iron ore reserves or approximately 23 billion tons in 2010. However, the deposits in China are mostly low-grade ores, and require beneficiation and agglomeration for commercial use.

INDUSTRY OVERVIEW

Iron Ore Production

     According to UNCTAD, world iron ore products production increased from approximately 934 Mt in 2001 to 1,827 Mt in 2010 at a CAGR of 7.7%. Due to the global financial crisis, world iron ore products production decreased 7.6% year on year to 1,554 Mt in 2009; however, world iron ore production quickly rebounded in 2010, recording a year-on-year increase of 17.6%.

World Iron Ore Products Production 2001–2010 (Unit: Mt)

     Source: UNCTAD

     Note: China’s iron ore products production is converted by UNCTAD on a comparable grade basis

     The top four iron ore producing countries in 2010 were Australia, Brazil, China and India. Collectively, they produced approximately 73.1% of world total iron ore products production in 2010.

World Iron Ore Products Production by Country in 2010

     Source: UNCTAD

INDUSTRY OVERVIEW

Iron Ore Products Trade

     Since the majority of iron ore deposits are located in countries different from where most steelmaking production facilities are situated, more than 1,000 Mt of iron ore products (or approximately 58% of iron ore products produced) were traded internationally in 2010.

     China is the world’s largest importer of iron ore products. In 2010, Chinese iron ore imports reached approximately 619 Mt or 66.8% of the world’s total iron ore products imports, reflecting a CAGR of 23.5% during 2001 to 2010. This was primarily the result of strong growth in domestic demand and limited domestic supply.

     Australia and Brazil are the two largest exporters of iron ore products. Collectively, the two countries accounted for approximately 64.1% of the global export market in 2010.

World iron ore products imports and exports by major countries (Unit: Mt)

	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010

Imports
China	92	112	148	208	275	326	383	444	628	619
Japan	126	129	132	135	132	134	139	140	105	314
South Korea	46	43	43	44	44	44	46	50	42	56
Germany	40	44	39	46	42	45	46	45	29	43
China Taiwan	16	15	16	16	15	16	16	16	12	19
France	17	19	19	21	20	20	20	18	10	15

Exports
Australia	175	174	197	221	239	247	267	309	363	403
Brazil	156	170	184	201	223	248	269	274	266	311
India	37	55	57	63	81	89	94	106	117	96
South Africa	24	24	23	25	27	26	30	33	45	48
Canada	22	26	28	23	28	28	28	28	31	33

Source: UNCTAD

Competition

     The iron ore industry has been consolidating continuously since the 1970s. The top ten iron ore products producers controlled 47.1% of the world’s total iron ore products production in 2009, compared to 48.4% in 2008. The top three world largest iron ore products producers collectively produced 564 Mt or 35.5% of world total iron ore products in 2009, compared to 33.7% in 2008.

INDUSTRY OVERVIEW

PRC Iron Ore Industry

Iron Ore Products Consumption

     China is the largest iron and steel producing country in the world. According to Hatch, China’s BFI and crude steel production in 2010 accounted for 53.7% and 44.9% of the world total production respectively. China’s BFI production increased to 590 Mt in 2010 from 147 Mt in 2001, representing a CAGR of 16.7%. China’s crude steel production increased from 151 Mt in 2001 to 627 Mt in 2010, representing a CAGR of 17.1%. In 2010, China’s BFI production and crude steel production were up by 7.4% and 9.3% year-on-year over 2009, respectively. For the first half of 2011, China’s BFI production and crude steel production reached 325 Mt and 351 Mt, up by 8.4% and 8.1% over the same period in 2010.

China’s BFI and Crude Steel Production 2001–1H2011 (Unit: Mt)

	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	1H2011

BFI Production —
Northeastern China	19	22	25	30	37	44	49	51	62	67	34
BFI Production —
Rest of China	128	147	178	228	300	364	422	419	487	523	291

Total China	147	169	203	258	337	408	471	469	549	590	325

Crude Steel Production —
Northeastern China	19	23	27	32	39	47	52	52	62	67	35
Crude Steel Production —
Rest of China	132	158	194	248	315	376	443	449	511	560	316

Total China	151	182	221	280	353	423	495	500	574	627	351

INDUSTRY OVERVIEW

     China’s apparent consumption of iron ore products was approximately 934 Mt in 2010, up by 9.8% from 2009. The CAGR of China’s iron ore products consumption was 19.1% between 2001 and 2010.

China Apparent Iron Ore Products Consumption 2001–2010 (Unit: Mt)

     Source: UNCTAD, General Administration of Customs of PRC

     According to the NBSC, Hebei was the largest iron ore products consuming province of China in 2010, accounting for 23.2% of national total consumption, followed by Liaoning province and Shandong province, which both consumed 88 Mt, respectively, in 2010.

Top 5 China’s Iron Ore Products Consumption Provinces in 2010

	Iron Ore
	Products	% of National
Province	Consumption	Total
	(Unit: Mt)

Hebei	219	23.2%
Liaoning	88	9.3%
Shandong	88	9.3%
Jiangsu	83	8.8%
Shanxi	54	5.7%

Source: NBSC and Hatch

INDUSTRY OVERVIEW

Iron Ore Reserve

     According to the NBSC, China’s crude iron ore reserve base was approximately 21,300 Mt in 2009. Liaoning, Hebei and Sichuan are the top three provinces in terms of iron ore reserve base, which collectively accounted for 63.3% of the national total reserve base in 2009.

China’s Top 5 Crude Iron Ore Reserve Base Provinces in 2009 (Unit: Mt)

		% of National
Province	Reserve Base	Total

Liaoning	7,020	33.00%
Hebei	3,570	16.80%
Sichuan	2,890	13.60%
Inner Mongolia	1,580	7.40%
Shandong	970	4.60%

Source: NBSC

According to the Information Center of Ministry of Land and Resources of People's Republic of China (中華人民共和國國土資源部信息中心) ("**ICMLR**"), Anshan-Benxi area in Liaoning Province, Eastern Hebei area in Hebei Province, Panzhihua-Xichang area in Sichuan Province are the three most concentrated areas of abundant iron ore resources.

Distribution of Iron Ore Mineralization Belts

Heilongjiang
Jilin
Anshan - Benxi
Liaoning
Xinjiang
Gansu
Inner Mongolia
Beijing
Hebei
Ningxia
Shanxi
Shandong
Eastern Hebei - Miyun
Qinghai
Shaanxi
Henan
Jiangsu
Tibet
Anhui
Shanghai
Hubei
Sichuan
Chongqing
Zhejiang
Hunan
Jiangxi
Fujian
Guizhou
Panzhihua - Xichang
Taiwan
Yunnan
Guangxi
Guangzhou
Hainan

Source: ICMLR

INDUSTRY OVERVIEW

Iron Ore Production

     According to the NBSC, China’s crude iron ore production reached 575 Mt in the first half of 2011, up 22.0% compared to the same period in 2010. China’s crude iron ore production has steadily increased since 2001. Crude iron ore output in the PRC increased to 1,072 Mt in 2010 from 218 Mt in 2001, reflecting a CAGR of 19.4%.

     According to UNCTAD, China’s iron ore products production was approximately 315 Mt in 2010, up 41.2% year-on-year over 2009. For the first half of 2011, China’s iron ore products production reached 185 Mt.

China’s Iron Ore Production 2001–1H2011 (Unit: Mt)

												CAGR
												(2001–
												2010)
	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	1H2011	(%)

Crude Iron Ore	218	229	253	335	426	599	682	808	880	1,072	575	19.4%
Iron Ore Products	102	109	208	204	266	328	369	301	223	315	185	13.3%

     Source: NBSC, UNCTAD

     Note: China’s iron ore products production is calculated by UNCTAD.

     According to Hatch, the average Fe content of China’s crude iron ore production has been declining in recent years. According to UNCTAD, although the crude ore production continuously increased to record highs, the actual iron ore products production peaked in 2007 at approximately 369 Mt and then declined in 2008 and 2009. This development trend has been observed throughout the iron ore mining industry in China and illustrates the difficulty of discovering high grade domestic iron ore resources in China, as the iron ore resources in China consist of mostly lean ores.

INDUSTRY OVERVIEW

     Northern, Northeastern and Southwestern China are the major crude iron ore producing regions in China, collectively producing approximately 884 Mt of crude iron ore in 2010, accounting for 82.5% of the national total, of which Liaoning province represents approximately 13.7% of total national output, second only to Hebei province.

China’s Crude Iron Ore Production by Region in 2010

     Source: NBSC

Cash Operating Cost

     The iron ore products cash operating cost (excluding the general mining administration cost, tax and financial cost) varies significantly from mine to mine in China due to the variety of iron ore mines with differences in iron ore types, grades, geology, mining scales, mining methods and efficiency.

INDUSTRY OVERVIEW

     According to Hatch, the iron ore products cash operating cost in China ranges from RMB200 to RMB880 per ton. The industry average level of iron ore products cash operating cost in China was about RMB500 per ton in 2009.

China’s Iron Ore Concentrate Cash Operating Cost in 2009 (Unit: Mt, RMB/ton)

     Source: CISA, Company reports, Hatch

Iron Ore Products Trade

     As the largest iron ore products importer in the world, China’s imported 619 Mt of iron ore products in 2010, slightly down by 1.5% year-on-year. The decrease was mainly due to an increase in domestic iron ore production. China’s iron ore imports increased at a CAGR of 23.5% from 2001 to 2010.

Competition

     According to the MLR, there were 4,230 iron ore enterprises registered in China in 2008, of which around 93.5% were of small size (with annual iron ore products production below 600 Kt). Large and medium sized mining enterprises, which refer to enterprises with annual production above 600 Kt of iron ore products, accounted for merely 6.5%.

INDUSTRY OVERVIEW

Northeastern China and Liaoning Iron Ore Industry

Iron Ore Products Consumption

     Iron and crude steel production in Northeastern China grew at CAGRs of 15.2% and 14.9%, respectively, between 2001 and 2010. Northeastern China BFI production increased from 19 Mt to 67 Mt between 2001 and 2010. Crude steel production in this region increased from 19 Mt to 67 Mt between 2001 and 2010. For the first half of 2011, Northeastern China’s BFI and crude steel production accounted for 10.5% and 10.0% of the national total, respectively.

Northeastern China BFI and Crude Steel Production 2001–1H2011 (Unit: Mt)

	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	1H2011

BFI Production — Liaoning
Province	16	19	21	25	31	37	40	41	51	55	27
BFI Production — Other
Provinces in Northeastern
China	3	3	4	5	6	7	9	10	11	12	7

Total Northeastern China	19	22	25	30	37	44	49	51	62	67	34

Crude Steel Production —
Liaoning Province	17	19	22	26	32	38	41	41	49	52	27
Crude Steel Production —
Other Provinces in
Northeastern China	3	4	5	6	7	8	10	11	14	15	8

Total Northeastern China	19	23	27	32	39	47	52	52	62	67	35

Source: NBSC

     China’s domestically produced iron ore products are usually consumed within a 500 km radius of production due to the high cost associated with transporting iron ore over long distances. It is therefore approximated that local supply is the same as local production.

     In 2010, Northeastern China’s iron ore consumption (calculated from BFI production, where approximately 1.6 tons of iron ore products to produce 1 ton of BFI) reached 107 Mt (or 11.5% of the nation total iron ore products consumption), up by 8.3% year-on-year, representing a CAGR of 15.2% since 2001.

INDUSTRY OVERVIEW

     Liaoning is the largest iron ore product consuming province in Northeastern China. Liaoning’siron ore product consumption was approximately 88 Mt in 2010, accounting for 81.4% of Northeastern China’s total iron ore product consumption. As the third largest BFI producing province in China, Liaoning accounted for approximately 9.3% of the national total iron ore product consumption.

Iron Ore Product Consumption by Province in Northeastern China in 2010

     Source: NBSC, China Customs, Hatch

     Despite being the key iron ore product producing province in China, the local iron ore product output in Liaoning is still unable to satisfy the local demand. Iron ore products are imported from elsewhere to meet the supply shortfall.

Iron Ore Reserve

     According to the NBSC, the iron ore reserve base in Northeastern China was 7,300 Mt in 2009, accounting for 34.3% of the national total. Liaoning province possesses the largest iron ore reserves in China. The NBSC’s data shows that Liaoning’s iron ore reserve base was 7,020 Mt in 2009. The Liaoning reserve base represents 33.0% of the national total and 96.2% of the Northeastern China’s reserve base.

     Iron ore deposits in Northeastern China are mainly found in the Anshan area, which possesses the largest iron ore reserves in China.

Iron Ore Production

     According to the NBSC, Northeastern China produced approximately 160 Mt of crude iron ore, or 15.0% of the national total crude iron ore in 2010, representing a CAGR of 11.4% since 2001. In 2010, Liaoning’s crude iron ore production was approximately 147 Mt, accounting for 91.3% of that of Northeastern China and 13.7% of that of China, respectively.

     In 2010, crude iron ore production in Northeastern China was up by 12.7% year-on-year, and crude ore production in Liaoning was up by 12.2% year-on-year.

INDUSTRY OVERVIEW

Cash Operating Cost

     According to Hatch, the average cash operating cost in Liaoning and Northeastern China was approximately RMB380 per ton in 2009, which was 24% lower than RMB500 per ton, the average cash operating cost of China.

Northeastern China’s Iron Ore Concentrate Cash Operation Cost in 2009 (Unit: Mt, RMB/ton)

     Source: CISA, Company reports, Hatch

Iron Ore Trade

     According to the General Administration of Customs of PRC, Northeastern China’s iron ore imports were approximately 40 Mt in 2010, down by 4.3% compared to 2009, representing a CAGR of 26.7% since 2001.

     Iron ore imports in Liaoning province were approximately 33 Mt in 2010, up by 1.3% year-on-year, accounting for 82.5% of Northeastern China’s total ore imports, or 5.3% of China total iron ore imports. From 2001 to 2010, Liaoning’s iron ore imports grew by seven times, presenting a CAGR of 24.1%, similar to the national growth rate.

INDUSTRY OVERVIEW

Competition

     According to Hatch, we are the largest private iron ore products producer in Liaoning province and also the largest independent iron ore products producer in Northeastern China. Hanking’s iron ore products production was 1,315 Kt in 2010.

Iron Ore Products Production of Liaoning's producers in 2010
(Unit: Kt)

Producer	Iron Ore Products Output	% of Total Liaoning
Anshan and Benxi Iron & Steel Group (SOE) (鞍本鋼鐵集團)	22,120	40.4%
Our Company	1,315	2.4%
Lingyuan Steel Group Beipiao Baoguo Mining Co. (SOE) (凌鋼股份北票保國鐵礦有限公司)	837	1.5%
Benxi Beiying Iron & Steel Group (SOE) (本溪北營鋼鐵集團股份有限公司)	700*	1.3%
Fushun Laihe Mining Co., Ltd. (SOE) (撫順萊河礦業有限公司)	672	1.2%
Other Producers	29,096	53.2%
Total Liaoning province	**54,740**	**100.0%**

* Hatch estimate based on field research

Source: CISA, Company Report

SOE: State-owned Enterprise

     No independent and reliable source for industry data on the ore concentration, mining method, mine life and ore recovery rate, bargaining power, transportation and delivery, and operating environment of the Company’s major local or overseas competitors can be obtained. In addition, in the iron ore mining industry, products are not marketed based on brand recognition.

Iron Ore Pricing

International Iron Ore Products Prices

     Before 2009, most iron ore products were sold under long term volume contracts at annually negotiated prices globally. The international iron ore products contract prices were stable before 2004 and have undergone a continuously upward trend at the back of China’s booming economy and the country’s strong iron ore demand growth.

     FOB price of Hamersley fines (63.5% Fe), for example, increased from US35.99 cents/dmtu or US$22.8/dmt in 2004 to US144.66 cents/dmtu or US$91.9/dmt in 2008, representing a CAGR of 41.6%.

INDUSTRY OVERVIEW

The global economic downturn during late 2008 has led to a decrease in iron ore products demand and consequently iron ore products prices in 2009.

However, with the strong recovery in iron ore demand led by China and the change in contract pricing mechanism, the iron ore products benchmark prices marked a historical high in the second quarter of 2011.

From the end of 2009, China’s iron ore products demand recovered surprisingly fast and led to soaring prices in spot market which severely shook the annual benchmark pricing mechanism. A quarterly semi-negotiated pricing mechanism has become the standard since the second quarter of 2010.

International Iron Ore Product Contract Prices in Asia 2001–2011 (Unit: US cent/dmtu)

Source: Tex Report, SBB, Hatch

Note:

(1)	FOB prices for Asia (excluding China in 2009 and 2010).

(2)	2010 and 2011 pellet price is not available.

(3)	In terms of prices per DLTU before 2003, and in prices per DMTU for 2004 and beyond.

China’s Imported Iron Ore Products Price

China’s monthly average imported iron ore products prices peaked in the second quarter of 2011. As Indian iron ore products have been traded mainly on the spot market, the prices fluctuate more than those from Brazil and Australia.

INDUSTRY OVERVIEW

Average CIF Monthly Prices of China’s Imported Iron Ore Products by Source 2002–2011 (Unit: US$/ton)

     Source: China Customs, Hatch

     China’s Domestic and Liaoning’s Iron Ore Products Price

     The price trend of domestic iron ore products prices and imported iron ore products spot prices are basically in line with each other. As China is quite dependent on iron ore products imports, domestic iron ore products prices often reflect the change of imported iron ore products prices closely.

China’s Domestic Iron Ore Product Price and Iron Ore Products Import Price 2004–2011 (Unit: RMB/ton, US$/ton)

     Source: Mysteel, SBB, Hatch

     Note: Tangshan in Hebei province: 66% Fe, dry base, ex-work price, incl. VAT.

INDUSTRY OVERVIEW

Hebei province and Liaoning province are the representative spot markets of iron ore products in China. Since Hebei is the largest iron ore products producing and consuming province in China, iron ore product prices of Hebei are usually viewed as a key reference of domestic spot market.

Since the second quarter of 2009, China’s domestic iron ore product prices have shown a continuous upward trend.

According to Hatch, iron ore product prices in Tangshan, Hebei fluctuated between RMB600 to RMB800 per ton during 2004 to 2006. Since the second quarter of 2007, the product prices began to increase and peaked at around RMB1,570 per ton in July 2008, driven by robust steel demand from the infrastructure and real estate industries. The average iron ore product price in Hebei, represented by Tangshan, was approximately RMB1,440 per ton for the six year period ended February 2011.

In general, the iron ore price is benchmarked against a reference price (international and/or domestic) with consideration of the iron content/grade of the concentrate and the level of its impurities (Si, S, P,etc.). The level of impurities should comply with the stated requirement, normally provided by the supply agreement between iron ore sellers and buyers. Levels of impurities exceeding the agreed amount will usually be penalised in the form of a discount to the selling price as agreed between the producer and the seller. Similar to other common commodities, branding carries minimal or even no value-added to the material price of the iron ore concentrates.

In Liaoning, the price of iron ore in Beipiao is an important reference and guidance for iron ore markets in Northeastern China and East Inner Mongolia.

Iron Ore Products Prices in China’s Domestic Market 2003–2011 (Unit: RMB/ton)

Source: Mysteel, Hatch

Notes:

(1)	Tangshan in Hebei province: 66% Fe, dry base, ex-work price, including VAT.

(2)	Beipiao in Liaoning province: 66% Fe, wet base, ex-work price, excluding VAT.

(3)	Gongchangling in Liaoning province: 65% Fe, wet base, ex-work price, excluding VAT.

(4)	The VAT is 13% before Jan. 1st, 2009 and 17% thereafter.